Filed pursuant to Rule 253(g)(2)

File No. 024-12655

OFFERING CIRCULAR SUPPLEMENT NO. 1 DATED DECEMBER 29, 2025

(To the offering circular dated DECEMBER 10, 2025 and qualified on DECEMBER 23, 2025)

elektros, INC.

(Exact name of registrant as specified in its charter)

DATE: DECEMBER 29, 2025

Nevada	1400	85-4235616
(State or Other Jurisdiction of Incorporation)	(Primary Standard Classification Code)	(IRS Employer Identification No.)

1626 South 17th Avenue
Hollywood, Florida

Telephone: 347-885-9734

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

EXPLANATORY NOTE

This document (the "Supplement") supplements and should be read in conjunction with our offering circular of Elektros, Inc. (the "Company," "we," "us," or "our") dated December 10, 2025 and qualified by the Commission on December 23, 2025 ("Offering Circular") .

The purpose of this Supplement is to disclose that we have determined to set the fixed offering price at $0.005 per share. We will have approximately 1,247,440,718 common shares issued and outstanding if we sell all 800,000,000 shares allowable pursuant to the offering at the fixed price of $0.005 per share and receive proceeds in the amount of $4,000,000.

OFFERING CIRCULAR SUPPLEMENT DATED DECEMBER 29, 2025

UP TO A MAXIMUM OF 800,000,000 SHARES OF COMMON STOCK

MINIMUM INDIVIDUAL INVESTMENT: None

	Price Per Share to Public	Underwriting discount and commissions	Proceeds to issuer
Common Stock	$0.005	None	$4,000,000